Exhibit A

Disclosure Proposed to be Amended in the Annual Report on Form 10-K
for the Fiscal Year Ended October 30, 2004

(Proposed new text appears underlined)

1.	The text appearing under the heading “Results of Operations—2004 Compared with 2003—Provision for Income Taxes” under Item 7 will be amended as follows:

        Our consolidated effective income tax rates for Fiscal 2004 and Fiscal 2003 were approximately 41.5% and 33.6%, respectively. Consolidated income tax expense increased to $39.2 million in Fiscal 2004 as compared to $9.4 million in Fiscal 2003. The increase in income tax expense is primarily attributable to the substantial increase in our pre-tax income and a $13.4 million increase in our deferred tax valuation reserves relating to Australian corporate income taxes. These factors were partially offset by the fact that a higher proportion of our taxable income earned in Fiscal 2004 was earned in jurisdictions where we are able to utilize net operating loss carryforwards.

        We increased our deferred tax valuation reserves for Australia because such reserves are required under FAS No.109, “Accounting for Income Taxes,” to the extent that we conclude that it is more likely than not that the associated deferred tax assets will not be realized. FAS No.109 states that this determination should be based on a weighing of all available positive and negative evidence. At the end of Fiscal 2003, we had projected that our Australian operations, which were restructured during the course of Fiscal 2003, would be profitable during Fiscal 2004 and begin to utilize the loss carryforwards that existed at the end of Fiscal 2003. As a result, the positive evidence regarding the realizability of the Australian deferred tax assets was considered to outweigh the negative evidence, and no incremental reserve was required under FAS No. 109. However, our Australian operations ultimately recorded a net loss for Fiscal 2004. As a result, at the end of Fiscal 2004, we concluded that the additional allowance of $13.4 million was merited because the negative evidence, namely the cumulative losses of our Australian subsidiary (including the loss in Fiscal 2004), outweighed the positive evidence regarding realizability of the deferred tax asset.

        Because this incremental Australian valuation reserve increased our provision for income taxes without a corresponding increase in our pre-tax income, it had the effect of substantially increasing our effective tax rate for Fiscal 2004. Excluding the impact of this incremental reserve, our consolidated income tax expense would have been $25.8 million and our consolidated effective income tax rate would have been 27.3%. This rate differs from the 33.6% reported for Fiscal 2003 primarily attributable to the reversal of a $6.3 million deferred tax liability related to the projected tax to be due on a distribution of previously untaxed foreign earnings that was recorded in an earlier year but was not needed as the jurisdiction receiving the distribution was able to utilize foreign tax credits to fully offset the tax impacts of the distribution. This reversal was recorded as a discreet item in the third quarter of Fiscal 2004 and was disclosed in the Form 10-Q filed for that period. Excluding the reversal of this reserve and the valuation reserves discussed above, the effective rate for Fiscal 2004 would have been 33.9%.

2.	The text appearing under the heading “Restructuring and Other Special Charges” under Item 7 will be amended to add the following paragraph below the current third paragraph:

        We realized approximately $5.5 million in cost savings in Fiscal 2004 as a result of the Fiscal 2003 rationalization plan at P&H. These savings were reflected in our cost of sales. We realized approximately $5.8 million in cost savings in Fiscal 2004 as a result of the Fiscal 2003 rationalization plan at Joy. These savings consisted of $4.7 million reflected in our cost of sales and $1.1 million reflect in our product, development, selling and administrative expenses. These savings are sustainable in future years, but will vary based upon sales volumes. If volumes increase, the savings will be higher; if the volumes decrease, the savings will be reduced.

3.	The Revenue Recognition paragraph appearing under the heading “Critical Accounting Policies” under Item 7 and under Footnote 2 “Significant Accounting Policies” will be amended as follows:

        We generally recognize revenue at the time of shipment and passage of title for sales of products and at the time of performance for sales of services. We recognize revenue on long-term contracts, such as the manufacture of mining shovels, drills, draglines and roof support systems, using either the percentage-of-completion or the inventory sales methods. When using the percentage-of-completion method, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Estimated losses are recognized in full when identified.

4.     Item 8 will be amended to add the following paragraph below the table currently appearing:

        For the fourth quarter of Fiscal 2004 our net income was adversely affected by an unusually high provision for income taxes attributable to a $13.4 million increase (including a $9.9 million adjustment) in our Australian deferred tax valuation reserves. The increase in the valuation reserves was due to concerns about the realizability of the underlying deferred tax assets. This item had the effect of decreasing fourth quarter net income by $13.4 million, or 27 cents per share on a fully-diluted basis. For a further discussion of this increase to our deferred tax valuation reserves, please see Item 7, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2004 Compared with 2003—Provision for Income Taxes.”

5.     Item 9a will be amended as follows:

Item 9a. Controls and Procedures

        Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of October 30, 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective (1) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and (2) to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

        As part of the recent evaluation, our Chief Executive Officer and Chief Financial Officer specifically considered whether the matters that Ernst & Young identified as a material weakness in our internal controls (as described below under “Internal Control Over Financial Reporting”) might cause them to conclude that our disclosure controls and procedures are not effective as of October 30, 2004, or had not been effective for earlier periods. Based on their review of the matters raised by Ernst & Young, they determined that the matters raised by Ernst & Young did not cause our disclosure controls and procedures not to be effective, for either the current period or earlier periods. This determination was based on the direct involvement of senior management in the final determination of the amount of deferred tax asset valuation reserves for all relevant periods, which was sufficient to ensure that (1) senior management at all times possessed all the information it needed to ensure that the relevant information would be properly disclosed on a timely basis and (2) the matters cited by Ernst & Young, which were technical and procedural in nature, could not have resulted in a material error going undetected before the public disclosure of our financial results for any such period.

        Internal Control Over Financial Reporting. Beginning with our annual report on Form 10-K for Fiscal 2005, we will be subject to the provisions of Section 404 of the Sarbanes-Oxley Act that require an annual management assessment of our internal control over financial reporting and related attestation by our independent accounting firm.

        In the course of conducting its audit of our financial statements for Fiscal 2004, our independent accounting firm, Ernst & Young LLP (“E&Y”), informed members of our senior management and the Audit Committee of our Board of Directors that, in E&Y’s judgment, our procedures for assessing the need for a valuation allowance against net deferred tax assets in Australia involved a deficiency in internal controls. In E&Y’s view, this deficiency constituted a material weakness due to the amounts involved. The procedures that E&Y found deficient related to FAS No. 109, “Accounting for Income Taxes,” the accounting pronouncement that establishes the substantive standard for when a valuation allowance is necessary and provides guidance as to procedures that companies should follow in deciding whether an allowance is necessary. E&Y identified the following errors as the basis for its conclusion that there was a material weakness in our internal controls in connection with our accounting for deferred tax assets:

(1)	that our assessment of the relative positive and negative evidence impacting the need for a valuation allowance against net deferred tax assets was not documented in connection with the preparation of our provision for income taxes; and

(2)	that when the documentation was subsequently prepared, the assessment did not comply with the requirements of FAS No. 109, because it did not include all available evidence and it did not consider whether such evidence was subject to objective verification.

In addition, E&Y concluded that the technical and process errors described above had not been detected by our system of internal controls.

        Accounting for deferred tax assets is a critical accounting policy that requires management to make various judgments, and our management believes that its controls in this area were sufficient. Nevertheless, we have enhanced the procedures we will follow in this area in future periods. Starting with the first quarter of Fiscal 2005, we plan to engage an independent tax consulting firm to assist with our evaluation of the judgmental issues concerning tax accounting and tax reserves. We will also ensure that all procedural steps appropriate under FAS No. 109 are fully complied with. These enhanced procedures have been reviewed by our Audit Committee. In addition, we anticipate that we will continue to make additional improvements to our internal controls in connection with our annual management assessments of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. For a further discussion of our valuation allowances against net deferred tax assets, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Income Taxes” under Item 7.

        With respect to our Fiscal 2004 financial statements and the provision for income taxes presented therein, we assured ourselves that Ernst & Young’s concerns were appropriately addressed by completing additional procedures consistent with FAS No. 109, including a careful assessment by all of our appropriate financial and accounting officers (including the Chief Financial Officer, Controller and Vice President for Taxes) of all available positive and negative evidence as to whether a valuation allowance was needed. In addition, we reviewed all of the supporting calculations and assumptions associated with all of our deferred tax assets worldwide.